Mail Stop 4561

February 6, 2007

Mr. James C. Edenfield
Chief Executive Officer
American Software, Inc.
470 East Paces Ferry Road, N.E.
Atlanta, Georgia 30305

> **Re: American Software, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2006**
> **Form 10-Q for the Quarterly Period Ended July 31, 2006**
> **Form 10-Q for the Quarterly Period Ended October 31, 2006**
> **File No. 000-12456**

Dear Mr. Edenfield:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Notes to the Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(c) Revenue Recognition and Deferred Revenue, page 74

1.   Your disclosure states that you record revenues from sale of third party products net of royalties in accordance with EITF 99-19. Please clarify the types of third party products that you sell and your basis for recording these products on a net basis. Please provide your complete analysis pursuant to EITF 99-19.

2.   We note your disclosure of the solutions that your Enterprise Resource Planning segment offers on pages 8 through 17 of your filing. Based on your disclosure and information noted in the e-Business section of your website, it appears you offer these solutions on an ASP hosting model. If this is correct, explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services. Please provide the amount of hosting revenue recognized for all periods presented.

(6) Income Taxes, page 88

3.   We note your disclosure, "[t]he provision for income taxes in 2006 and 2005 excludes $1.1 million and $3.6 million, respectively, of tax benefits realized from the recognition of stock option net operating losses, which has been recorded in additional paid-in capital." Please address the following comments with respect to your accounting for the tax benefits related to stock options.

-   Please clarify how your accounting for tax benefits realized from the recognition of stock option net operating losses complies with paragraphs 16 and 17 of APB 25 for fiscal years 2004 through 2006.

-   It does not appear like you recorded any tax benefits related to stock options in additional paid-in capital in fiscal year 2004. Please clarify whether you realized any tax benefits from stock options in fiscal year 2004. If so, clarify how you accounted for such tax benefits.

-   We note that you recorded $3.5 million tax benefit of options exercised in fiscal year 2006 in your adjustments to reconcile net earnings to net cash provided by operating activities in your statement of cash flow. Please clarify why this amount was recorded as a reconciling item in fiscal year 2006. In this respect, clarify how this amount correlates to the amount of tax benefits realized in fiscal year 2005 and 2006 as disclosed in your income taxes footnote.

(7) Shareholders' Equity

Certain Class A and Class B Common Stock Rights, page 91

4.   We note your disclosure, "[c]lass A and B shares are considered as one class for purpose of the earnings per share computation." Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued and registered Class A and Class B common stock. In this respect, tell us what consideration you gave to presenting Class A common stock on a fully diluted "if converted" basis reflecting the conversion of Class B common stock into Class A common stock. We refer you to paragraph 61.d of SFAS 128.

(12) Financial Statements and Supplementary Data (Unaudited)

5.   We note your selected quarterly financial data does not contain gross profit information. Please tell us your consideration of providing gross profit information pursuant to Item 302(A)(1) of Regulation S-K.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief